Exhibit 12.1

SUBURBAN PROPANE PARTNERS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Six Months Ended March 29, 2014	Year Ended
		September 28, 2013	September 29, 2012	September 24, 2011	September 25, 2010	September 26, 2009
Earnings:
Pre-tax income from continuing operations	$208,666	$79,405	$2,019	$115,850	$116,498	$167,725
Add: Fixed charges per below	45,021	100,833	41,770	29,705	29,623	41,313

Earnings for ratio calculation	$253,687	$180,238	$43,789	$145,555	$146,121	$209,038

Fixed Charges:
Interest expense	$43,792	$98,587	$37,630	$25,228	$25,381	$36,920
Amortization of discount on long-term borrowings	108	216	216	216	179	226
Amortization of premium on long-term borrowings	(3,765)	(8,115)	(1,350)	—	—	—
Amortization of capitalized expenses related to indebtedness	2,301	4,758	2,148	1,950	1,898	1,923
Interest portion of operating leases	2,585	5,387	3,125	2,311	2,165	2,244

Total fixed charges	$45,021	$100,833	$41,770	$29,705	$29,623	$41,313

Ratio of earnings to fixed charges	5.63	1.79	1.05	4.90	4.93	5.06

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges.

Fixed charges consist of interest expense on all indebtedness, amortization of the discount on certain of the Partnership’s long-term borrowings, amortization of capitalized debt origination costs, and the estimated interest portion of operating leases (10% of rent expense represents a reasonable approximation of the interest factor).